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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of          December                                   2005
                          ----------------------------------       ------------
Commission File Number    1-14620
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                      Crystallex International Corporation
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                (Translation of registrant's name into English)

       18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
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                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F                    Form 40-F   X
                          ----------                    ----------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes                        No  X
                     ---------                ----------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________




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DOCUMENTS INCLUDED AS PART OF THIS REPORT


Document
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   1         Press release, dated December 30, 2005

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                                                                     Document 1

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[CRYSTALLEX GRAPHIC OMITTED]

For Immediate Release
December 30, 2005


        Crystallex announces the acquisition of the minority shareholder interests in Lo Increible mining properties and settlement of the Vengroup arbitration

TORONTO, ONTARIO, December 30, 2005 - Crystallex International Corporation (TSX: KRY) (Amex: KRY) announced today that it has acquired the minority shareholder interests in the holding companies which own or control the mining rights to certain of its Lo Increible mining properties located in Bolivar State, Venezuela (including the La Victoria deposit). Crystallex also announced that the outstanding arbitration proceedings between Crystallex and Corporacion Vengroup, S.A. have been settled.

Under the terms of the transaction:

     o ECM (Venco) Ltd. (an indirect, wholly-owned subsidiary of the Crystallex) has purchased the 49% outstanding interest in Osmin Holdings Limited and the 30% outstanding interest in Tamanaco Holdings Limited owned by Vengroup and a related company for consideration consisting of U.S.$6.6 million payable as follows:
          o U.S.$3.0 million, by the issuance and delivery to Vengroup of 1,467,136 Crystallex common shares; and
          o U.S.$3.6 million, by the issuance and delivery to Vengroup of a U.S.$3.6 million exchangeable promissory note of ECM; and
o the arbitration proceedings between Crystallex and Vengroup have been terminated and the parties have delivered mutual releases with respect to the subject matter of the arbitration proceedings.

The exchangeable promissory note is non-interest bearing and payable in four equal semi-annual instalments commencing June 29, 2006. Vengroup may elect to exchange the instalment payments for, and ECM may elect to satisfy its obligations to make instalment payments by, delivering Crystallex common shares. The number of Crystallex common shares to be delivered to Vengroup will be based upon the weighted average trading price of the Crystallex common shares on the Toronto Stock Exchange during the five trading days immediately preceding the delivery of an exchange notice by Vengroup or ECM.

As a result of the transaction, the joint venture arrangements between ECM and Vengroup have been terminated and Crystallex, through its subsidiaries, now owns 100% of Osmin and Tamanaco. ECM's obligations under the exchangeable promissory note are guaranteed by a subsidiary of ECM and secured by a pledge of the shares of ECM's Venezuelan subsidiary that directly owns the principal Lo Increible mining properties held by ECM. As part of the transaction, Crystallex entered into a two-year consulting agreement with the principals of Vengroup pursuant to which Crystallex has agreed to pay aggregate consulting fees of US$600,000.
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About Crystallex

Crystallex International Corporation is a Canadian gold producer with operations and exploration properties in Venezuela. The Company's principal asset is its interest in the Las Cristinas property in Bolivar State that is currently under development. Other assets include the Tomi Mine and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY).

For Further Information:
Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577 Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

NOTE: This Release may contain forward-looking statements within the meaning of
Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Crystallex, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Specific reference is made to "Narrative Description of the Business - Risk Factors" in the Company's Annual Information Form ("AIF"). Forward-looking statements in this release including, without limitation to, statements regarding the expectations and beliefs of management include the following: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled "Risk Factors" in Crystallex's AIF, annual report, and elsewhere in documents filed from time to time with the Canadian provincial securities regulators, the United States Securities and Exchange Commission ("SEC"), and other regulatory authorities.

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         CRYSTALLEX INTERNATIONAL CORPORATION
                                        ---------------------------------------
                                                  (Registrant)

Date:   December 30, 2005               By: /s/ Daniel R. Ross
        -------------------------           ---------------------------------
                                            Name:  Daniel R. Ross
                                            Title: Executive Vice President
                                                   and Corporate Counsel